 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number: 001-36810

EURONAV NV

De Gerlachekaai 20
2000 Antwerpen
Belgium

011-32-3-247-4411
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 99.1 is a copy of the press release of Euronav NV (the "Company"), dated February 12, 2020, announcing that the Company has entered into an agreement for the acquisition through resale of three VLCC newbuilding contracts.

Attached hereto as Exhibit 99.2 is a copy of the press release of the Company, dated April 3, 2020, announcing that the Company received a transparency notification on April 2, 2020 from Saverco NV and from Châteauban SA. Following the disposal of voting securities or voting rights on April 2, 2020 and March 30, 2020, respectively, Saverco NV and Châteauban SA fell below the 5% threshold.

The information contained in Exhibit 99.1 of this Report on Form 6-K, excluding the commentary of Hugo De Stoop in Exhibit 99.1, is hereby incorporated by reference into the Company's registration statement on Form F-3 (File No. 333-238472) that was filed with the U.S. Securities and Exchange Commission effective May 18, 2020.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
EURONAV NV
(Registrant)

Dated: July 7, 2020

	By:	/s/ Lieve Logghe
Lieve Logghe
Chief Financial Officer

Exhibit 99.1

PRESS RELEASE Wednesday 12 February 2020 – 8.00 a.m. CET _______________________________________

ACQUISITION OF THREE VLCCS
UNDER CONSTRUCTION

ANTWERP, Belgium, 12 February 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) announces it has entered into an agreement for the acquisition through resale of three VLCC newbuilding contracts.

Key highlights

•	Vessels are the latest generation of Eco-type VLCCs
•	Acquisition fully funded by current liquidity and debt capacity
•	Attractive prices compared to recent transactions

The three VLCCs are currently completing construction at the DSME shipyard in South Korea and are being acquired for an aggregate purchase price of USD 280.5 million or USD 93.5 million per unit. All three vessels will be fitted with Exhaust Gas Scrubber technology and Ballast Water Treatment System. The vessels are due to be delivered early in the fourth quarter 2020 and in January and February 2021 respectively and will therefore have exposure to the key winter freight markets in 2020/2021.

Hugo De Stoop, CEO, said: “The large tanker fundamentals remain constructive despite substantial headwinds surrounding economic activity linked to the Corona Virus that we believe and hope will be temporary. Current disruptions to the freight market have provided an opening for Euronav to be opportunistic and deliver what we believe will be long term value for our stakeholders. This transaction demonstrates our flexibility and our capacity to seize  opportunities  thanks to a strong balance sheet and a robust liquidity position.”

Acquisition via resale of contract of three VLCCs on order
This transaction is consistent with our core company goals. These vessels are ex-yard resales, which do not add to existing vessel supply. Euronav actively looks to regularly rejuvenate its fleet and enhance its operational strength on which this transaction delivers. Upon delivery these vessels will also reduce the average age of our VLCC fleet.

Acquisition financing
Euronav will meet the financing of this acquisition with existing borrowing facilities and debt capacity. The payment profile for this transaction means that the largest portion of the instalments  on each vessel will be made on delivery of each ship. Balance sheet debt leverage will move up but will continue to be appropriate in order to allow the Company to retain its strength and flexibility.

*
*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Executive Committee member
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Announcement of 2020 Final Full Year results 2019: Tuesday, 31 March 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs, 27 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Wednesday 12 February 2020 – 8.00 a.m. CET _______________________________________

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.
The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Exhibit 99.2

PRESS RELEASE Friday 3 April 2020 – 10.15 p.m. CET _______________________________________

DISCLOSURE REGARDING
A TRANSPARENCY NOTIFICATION

(article 14, 1st paragraph, of the Law of 2 May 2007
relating to the disclosure of
important shareholdings in listed companies)

1.	Summary of the notification

ANTWERP, Belgium, 3 April 2020 – Euronav NV (NYSE: EURN & Euronext: EURN) (“Euronav” or the “Company”) received a transparency notification on 2 April 2020 from Saverco NV and from Châteauban SA. Following the disposal of voting securities or voting rights on 2 April 2020 and respectively 30 March 2020, Saverco NV and Châteauban SA fell below the 5% threshold.

2.	Content of the notification

Saverco NV

The notification dated 2 April 2020 contains the following information:

•	Reason for the notification: Acquisition or disposal of voting securities or voting rights

•	Notification by: A parent undertaking or a controlling person

•	Persons subject to the notification requirement: Saverco NV, De Gerlachekaai 20, 2000 Antwerpen CMB NV, De Gerlachekaai 20, 2000 Antwerpen Marc Saverys

•	Transaction date: 2 April 2020

•	Threshold that is crossed: 5%

•	Denominator: 220,024,713

PRESS RELEASE Friday 3 April 2020 – 10.15 p.m. CET _______________________________________

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Saverco NV	13,202,643	10,297,058		4.68%
CMB NV	1,000,000	701,352		0.32%
Marc Saverys	1,897,357	0		0.00%
subtotal	16,100,000	10,998,410		5.00%
	TOTAL	10,998,410	0	5.00%	0.00%

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

TOTAL

TOTAL (A & B)	# of voting rights	% of voting rights
	10,998,410	5.00%(*)
* The Company notes that this figure is rounded up from 4,998%

•
Full chain of controlled undertaking through which the holding is effectively held:
CMB NV holds a participation in Euronav NV of 0.32% and is in turn held by Saverco NV for 97.48%. Saverco NV which holds a participation in Euronav of 4.68% is in turn held by Mr. Marc Saverys for 99,56%.

Châteauban SA

The notification dated 2 April 2020 contains the following information:

•	Reason for the notification: Acquisition or disposal of voting securities or voting rights

•	Notification by: A person that notifies alone

•	Persons subject to the notification requirement: Châteauban SA, 3-7 rue Schiller, L-2519 Luxembourg, Luxembourg

•	Transaction date: 30 March 2020

•	Threshold that is crossed: 5%

•	Denominator: 220,024,713

PRESS RELEASE Friday 3 April 2020 – 10.15 p.m. CET _______________________________________

•	Notified details:

A) Voting rights	Previous notification	After the transaction
	Number of voting rights	Number of voting rights		% of voting rights
Holder of voting rights		Linked to securities	Not linked to securities	Linked to securities	Not linked to securities
Châteauban SA	18,462,007
subtotal	18,462,007
	TOTAL

B) Equivalent financial instruments	After the transaction
Holders of equivalent financial instruments	Type of financial instrument	Expiration date	Exercise period or date	# of voting rights that may be acquired if the instrument is exercised	% of voting rights	Settlement

TOTAL

TOTAL (A & B)	# of voting rights	% of voting rights

•	Full chain of controlled undertaking through which the holding is effectively held:
Châteauban SA is not a controlled entity

3.	Miscellaneous

This press release is available on the Company’s website in the investor relations section: https://www.euronav.com/investors/company-news-reports/press-releases/2020/.

The transparency notification is available on the Company’s website in the investor relations section: https://www.euronav.com/en/investors/share-securities-information/transparency-declaration/declaration/

*
*  *

Contact:
Brian Gallagher – Head of IR, Research and Communications & Member of the Management Board
Tel: +44 20 78 70 04 36
Email: IR@euronav.com

Annual report 2019 available on website: Thursday 16 April 2020

About Euronav
Euronav is an independent tanker company engaged in the ocean transportation and storage of crude oil. The Company is headquartered in Antwerp, Belgium, and has offices throughout Europe and Asia. Euronav is listed on Euronext Brussels and on the NYSE under the symbol EURN. Euronav employs its fleet both on the spot and period market. VLCCs on the spot market are traded in the Tankers International pool of which Euronav is one of the major partners. Euronav’s owned and operated fleet consists of 2 V-Plus vessels, 42 VLCCs (with four resales due for delivery 2020/21), 26 Suezmaxes (two of which are in a joint venture) and 2 FSO vessels (both owned in 50%-50% joint venture).

PRESS RELEASE Friday 3 April 2020 – 10.15 p.m. CET _______________________________________

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe", "anticipate", "intends", "estimate", "forecast", "project", "plan", "potential", "may", "should", "expect", "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, dry-docking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the United States Securities and Exchange Commission for a more complete discussion of these and other risks and uncertaint